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87/08	24 October 2008

LLOYDS TSB ANNOUNCES HBOS ACQUISITION TIMETABLE

Lloyds TSB Group plc (Lloyds TSB) today announces further details of the timetable for Lloyds TSB shareholders to approve the acquisition of HBOS, announced on 18 September 2008, and the capital raising announced on 13 October 2008.

It is currently anticipated that the Lloyds TSB Circular to shareholders will be posted during the first week of November, with the General Meeting to approve the acquisition and capital raising expected to take place approximately two weeks thereafter. The circular will also include Lloyds TSB's interim management statement.

Lloyds TSB currently expects that the acquisition and capital raising will be completed in January 2009.

For further information:-

Investor Relations

Michael Oliver Director of Investor Relations E-mail: michael.oliver@ltsb-finance.co.uk	+44 (0) 20 7356 2167

Media Relations

Amy Mankelow Senior Manager, Media Relations E-mail: amy.mankelow@lloydstsb.co.uk	+44 (0) 20 7356 1497

This document is not a Prospectus but an advertisement and investors should not subscribe for any securities referred to in this document except on the basis of the information contained in the Prospectus.

These materials are not for distribution, directly or indirectly in, or into Australia, Canada, Japan or South Africa. This document does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in connection with the Placing and Open Offer, in any jurisdiction in which such offer or solicitation is unlawful.

The securities mentioned herein (the “Securities”) have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States.

The New Lloyds TSB Shares and New Lloyds TSB ADRs to be received by HBOS Shareholders and holders of HBOS ADRs, respectively under the Scheme have not been, and will not be, registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the registration of New Lloyds TSB Shares have been, or will be, applied for in any such jurisdiction. It is expected that the New Lloyds TSB Shares and New Lloyds TSB ADRs will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. This transaction has not been and will not be approved or disapproved by the SEC, nor has the SEC or any US state securities commission passed upon the merits or fairness of the transaction nor upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offence in the United States. Under applicable US securities laws, HBOS Shareholders holders of HBOS ADRs who are or will be “affiliates” of Lloyds TSB prior to or after the Effective Date will be subject to certain transfer restrictions relating to the New Lloyds TSB Shares and New Lloyds TSB ADRs received in connection with the Scheme.

FORWARD LOOKING STATEMENTS

This document includes certain "forward looking statements" with respect to the business, strategy and plans of Lloyds TSB Group and HBOS and their respective expectations relating to the Acquisition and their future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or HBOS's or their respective management's beliefs and expectations, are forward looking statements. Words such as "believes", "anticipates", "estimates", "expects", "intends", "aims", "potential", "will", "would", "could", "considered", "likely", "estimate" and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the Acquisition, projections or expectations of profit attributable to shareholders, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Lloyds TSB, HBOS or the combined business following the Acquisition; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Lloyds TSB, HBOS or the combined company following the Acquisition; statements concerning any future UK, US or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositio ns and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Lloyds TSB or HBOS or on their behalf include, but are not limited to, general economic conditions in the United Kingdom, the United States or elsewhere; regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the Acquisition not being completed or not being completed as currently envisaged; additional unanticipated costs associated with the Acquisition or the operating of the combined company; or an inability to implement the strategy of the combined company or achieve the Acquisition benefits set out herein. Additional factors that could cause actual results to differ materially from forward looking statements are set out in the most recent annual reports and accounts of the Lloyds TSB Group and HBOS, including Lloyds TSB Group's most recent annual report on Form 20-F filed with the SEC.